                                                                   Exhibit 99.1

Mr. Jeff J.F. Feng                     Dan Matsui/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel: (011) 86-752-2808-188             E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101


                  QIAO XING UNIVERSAL TELEPHONE, INC. RECEIVES
                ADDITIONAL $3.9 MILLION ORDER FROM BINATONE, UK

HUIZHOU, CHINA (May 1, 2000) - Qiao Xing Universal Telephone, Inc. ("the Company") (NASDAQ NMS: XING), the leading seller of telephones in China, today announced it received an additional $3.9 million order for 100,000 sets of its digitally enhanced cordless telephones (DECT) from Binatone Electronics International Ltd. ("Binatone").

Binatone placed an initial order in February, 2000, of $7 million for the Company's telephones. Binatone, one of the largest telecommunications companies in the United Kingdom, is a leading provider of telephone equipment and services in Great Britain. Shipments on this additional order are scheduled to begin by September, 2000.

Referring to the additional order, Mr. Riu Lin Wu, Chairman of the Board of Qiao Xing, commented: "We are pleased that Binatone has chosen to increase their orders for our products and look forward to supporting their continuing growth in the European market. Binatone's order for our digitally enhanced cordless telephones also indicates growing demand for high voice quality and reflects our ability to meet that demand in a cost-effective way."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This news release contains "forward-looking statements'' regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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